March 15, 2006

Via Facsimile (212) 593-5955 and U.S. Mail

Steven J. Spencer, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY  10022

      Re:	Gencorp Inc.
		Revised Preliminary Proxy Statement on Schedule 14A Filed March 13, 2006 by Pirate Capital LLC et. al.
		File No. 1-01520

Dear Mr. Spencer:

      We have reviewed your filing and have the following comment.

Schedule 14A

Background to the Solicitation, page 4
1. We note the revision made in response to prior comment 5. Please revise your disclosure further to balance it with statements made by
Gencorp in its proxy statement and court filings regarding (i) its belief that the cited statute does not apply to your solicitation of proxies and (ii) its assertion that it will not invoke the statute in connection with your proxy solicitation.

Closing Comments

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203.


Sincerely,


Daniel F. Duchovny
Attorney-Advisor
Office of Mergers and Acquisitions
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Steven J. Spencer, Esq.
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE